EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2020 Consolidated Financial Statements of TC Energy Corporation
September 30, 2020

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended September 30, 2020 and are based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2020

Earnings coverage on long-term debt and current liabilities	2.7 times

Earnings coverage on long-term debt and
current liabilities excluding loss on U.S. Northeast power marketing contracts and net gain on the sale of assets during the twelve-month period ended September 30, 2020

2.7 times*

The Corporation’s interest obligations for the twelve-month period ended September 30, 2020 amounted to approximately $2.585 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $6.992 billion for the twelve-month period ended September 30, 2020, which is 2.7 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended September 30, 2020 amounted to approximately $2.585 billion. The Corporation’s earnings before interest expense and income taxes, excluding loss on U.S. Northeast power marketing contracts and net loss on the sale of assets totalling $0.042 billion, amounted to approximately $7.034 billion for the twelve-month period ended September 30, 2020, which is 2.7 times the Corporation’s interest requirements for that period.